U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12B-25
NOTIFICATION OF LATE FILING
SEC File Number 000-29461
Form 10-QSB
For Period Ending: 09/30/07

PART I: REGISTRANT INFORMATION

Full Name of Registrant: Organetix, Inc. ("OGTX”)

Address of Principal Executive Office: c/o Sanders, Ortoli, Vaughn-Flam, Rosenstadt LLP, 501 Madison Avenue, 14th Floor, New York, NY 10022

Phone – (917) 796-9926

PART II: RULES 12B-25(B) AND (C)

It is anticipated that the subject Quarterly Report on Form 10-QSB will be filed within the next several days.

PART III: NARRATIVE

The Registrant has not completed its Quarterly Report on Form 10-QSB for the period ended September 30, 2007, due to administrative delays.

PART IV: OTHER INFORMATION

(1) Name and telephone number of person(s) to contact in regard to this notification

Seth Shaw, President and Chief Executive Officer – (917) 796-9926

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Organetix, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

ORGANETIX, INC.

Date: November 15, 2007	By:	/s/ Seth Shaw
Seth Shaw
President and Chief Executive Officer